UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

FEDNAT HOLDING COMPANY

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

31431B109

(CUSIP Number)

Larry G. Swets, Jr.

FG Financial Group, Inc.

970 Lake Carillon Drive, Suite 318

St. Petersburg, FL 33716

With a copy to:

Elliott M. Smith, Esq.

Maia R. Gez, Esq.

White & Case LLP

1221 Avenue of the Americas

New York, New York 10020

(212) 819-8200

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 12, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON FG Financial Group, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,442,871
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,442,871

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 1,442,871
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.1%
14	TYPE OF REPORTING PERSON CO

1	NAME OF REPORTING PERSON FG Financial Group Holdings LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,442,871
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,442,871

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 1,442,871
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.1%
14	TYPE OF REPORTING PERSON PN

1	NAME OF REPORTING PERSON FG Financial Group Holdings GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,442,871
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,442,871

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 1,442,871
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.1%
14	TYPE OF REPORTING PERSON OO

Item 1. Security and Issuer.

Item 1 of the Schedule 13D is hereby amended and restated as follows:

This Amendment No. 3 to Statement of Beneficial Ownership on Schedule 13D (this “Amendment No. 3”) amends the Statement of Beneficial Ownership on Schedule 13D filed by FG Financial Group, Inc. (f/k/a/ 1347 Property Insurance Holdings, Inc.) (“FGF”) on December 11, 2019, as amended by Amendment No. 1 thereto filed by FGF and FG Reinsurance Limited (f/k/a Fundamental Global Reinsurance Ltd.) (“FGRe”) on July 30, 2020, and Amendment No. 2 thereto filed by FGF and FGRe on September 17, 2020 (collectively, the “Schedule 13D” or this “Statement”), each with respect to the common stock, $0.01 par value per share (the “Common Stock”), of FedNat Holding Company, a Florida corporation (the “Company”). Capitalized terms used but not defined in this Amendment No. 3 shall have the meanings set forth in the Schedule 13D. Except as amended and supplemented by this Amendment No. 3, the Schedule 13D remains unchanged.

Item 2. Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated as follows:

This Statement is filed by (i) FG Financial Group Holdings, LP, a Delaware limited partnership (“FGL”), (ii) FG Financial Group Holdings, GP, LLC, a Delaware limited liability company (“FGP”), and (iii) FGF, a Delaware corporation. FGL, FGP and FGF are sometimes referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.” The Reporting Persons are filing this Statement jointly. Neither the fact of this filing nor anything contained herein shall be deemed to be an admission by either of the Reporting Persons that they constitute a “group.”

FGP is the general partner of FGL. The limited partners of FGL are FGRe and FGF. The principal business of FGL is acting as a holding company of certain securities owned by FGF and its reinsurance business, and the principal business of FGP is acting as the general partner of FGL. The principal business address of both FGL and FGP is 970 Lake Carillon Dr., Suite 318, St. Petersburg, Florida 33716.

FGF is the sole member and manager of FGP. FGF is a reinsurance and investment management holding company focused on opportunistic collateralized and loss capped reinsurance, while allocating capital to SPAC and SPAC sponsor-related businesses. Information regarding the identity and background of each executive officer and director of FGF is set forth on Schedule A to this Statement. Each of the individuals identified on Schedule A to this Statement is a U.S. citizen. FGF’s principal executive offices are located at 970 Lake Carillon Dr., Suite 318, St. Petersburg, Florida 33716.

Fundamental Global Investors, LLC, a North Carolina limited liability company, holding through its affiliated funds (collectively, “Fundamental Global”), is the largest stockholder of FGF and, together with Ballantyne Strong, Inc., a Delaware corporation (“BTN”), holds approximately 61.1% of FGF’s outstanding shares of common stock. BTN is a holding company with business operations in the entertainment industry and investments in public and privately held companies.

Due to his position with BTN, Fundamental Global and affiliated entities, Mr. D. Kyle Cerminara may be deemed to be a control person of FGF. The principal occupations of Mr. Cerminara are set forth on Schedules A and B to this Statement. Mr. Cerminara is a U.S. citizen. The business address of Fundamental Global is 108 Gateway Blvd, Suite 204, Mooresville, NC 28117. The business address for BTN is 4201 Congress Street, Suite 175, Charlotte, NC 28209. The business addresses of Mr. Cerminara are set forth on Schedules A and B to this Statement.

Information regarding the identity and background of each executive officer and director of BTN is set forth on Schedule B to this Statement. Each of the individuals identified on Schedule B to this Statement is a U.S. citizen.

None of the Reporting Persons, Fundamental Global, BTN, any of their directors, officers, managers or other control persons named in this Item 2 or, to the Reporting Persons’ knowledge, any individuals identified on Schedules A or B to this Statement has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

None of the Reporting Persons, Fundamental Global, BTN, any of their directors, officers or other control persons named in this Item 2 or, to the Reporting Persons’ knowledge, any individuals identified on Schedules A or B to this Statement has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On April 12, 2021, as part of an internal restructuring, FGF transferred 1,286,871 shares of Common Stock, which it directly owned, to FGL, and FGRe transferred 156,000 shares of Common Stock, which it directly owned, to FGL, in each case, for no consideration, leading FGL to be the direct owner of 1,422,871 shares of Common Stock. Because FGF directly or indirectly beneficially owned all such shares of Common Stock both prior to and after the transactions, FGF’s beneficial ownership did not change as a result of the transactions.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

The information in Item 3 regarding the restructuring is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

Item 4 of the Schedule 13D is hereby amended and restated as follows:

(a) The Reporting Persons beneficially own in the aggregate 1,442,871 shares of Common Stock, which represents approximately 8.1% of the Company’s outstanding shares of Common Stock.

FGL directly holds the number and percentage of shares of Common Stock disclosed as beneficially owned by it in the applicable table set forth on the cover page to this Statement. FGP, as the general partner of FGL, and FGF, as the sole member and manager of FGP, may each be deemed to indirectly beneficially own the shares of Common Stock disclosed as directly owned by FGL.

None of Fundamental Global, BTN, any of their directors, officers, managers or other control persons named in Item 2 or, to the Reporting Persons’ knowledge, any individuals identified on Schedules A or B to this Statement directly hold any of the shares of Common Stock disclosed in this Statement.

Each percentage ownership of Common Stock set forth in this Statement is based on the 17,825,228 shares of Common Stock reported by the Company as outstanding as of April 1, 2021 in its Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission (the “SEC”) on April 6, 2021.

(b) FGL, FGP and FGF have the shared power to vote or dispose or to direct the voting and disposition of the shares of Common Stock held by FGL.

(c) Other than as described in Item 3, none of the Reporting Persons, Fundamental Global, BTN, any of their directors, officers or other control persons named in Item 2 or, to the Reporting Persons’ knowledge, any individuals identified on Schedules A or B to this Statement has effected a transaction in the Common Stock since September 17, 2020, the date of the most recent filing of Schedule 13D prior to this Amendment No. 3.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and restated as follows:

The information set forth in Items 3 and Item 4 is incorporated herein by reference. In addition, for insurance regulatory purposes, the Reporting Persons also plan to waive any rights that they may have to exercise control of the Company.

Item 7. Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and restated as follows:

99.1	Equity Purchase Agreement, dated February 25, 2019, by and among FedNat Holding Company, FG Financial Group, Inc., Maison Managers, Inc., Maison Insurance Company, and ClaimCor, LLC (incorporated herein by reference to Exhibit 2.1 to the Reporting Person’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 25, 2019).
99.2	Registration Rights Agreement, dated December 2, 2019, by and between FedNat Holding Company and FG Financial Group, Inc. (incorporated herein by reference to Exhibit 10.1 to the Reporting Person’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 2, 2019).
99.3	Standstill Agreement, dated December 2, 2019, by and between FedNat Holding Company and FG Financial Group, Inc. (incorporated herein by reference to Exhibit 10.2 to the Reporting Person’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 2, 2019).
99.4	Reinsurance Capacity Right of First Refusal Agreement, dated December 2, 2019, by and between FedNat Holding Company and FG Financial Group, Inc. (incorporated herein by reference to Exhibit 10.3 to the Reporting Person’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 2, 2019).
99.5	Investment Advisory Agreement, dated December 2, 2019, by and between Fundamental Global Advisors LLC and FedNat Holding Company (incorporated herein by reference to Exhibit 10.4 to the Reporting Person’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 2, 2019).
99.6	Share Repurchase and Cooperation Agreement, dated September 15, 2020, between FG Financial Group, Inc., as Company, and Hale Partnership Capital Management, LLC, Hale Partnership Capital Advisors, LLC, Hale Partnership Fund, L.P., MGEN II – Hale Fund, L.P., Clark Hale – Fund L.P., Smith II– Hale Fund, L.P., Dickinson – Hale Fund, L.P., and Steven A. Hale II, as Hale Parties (previously filed with the Schedule 13D).
99.7	Joint Filing Agreement, dated April 14, 2021, by and between FG Financial Group Holdings, LP, FG Financial Group Holdings, GP, LLC and FG Financial Group, Inc. (filed herewith).

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated: May 28, 2021

FG Financial Group Holdings, LP

By:	FG Financial Group Holdings, GP, LLC, its general partner

/s/ Larry G. Swets, Jr.
Name:	Larry G. Swets, Jr.
Title:	Executive Officer

FG Financial group holdings, gp, LLC

/s/ Larry G. Swets, Jr.
Name:	Larry G. Swets, Jr.
Title:	Executive Officer

FG Financial group, INC.

/s/ John S. Hill
Name:	John S. Hill
Title:	Executive Vice President, Chief Financial Officer and Secretary

Schedule A

Identity and Background of Executive Officers of FG Financial Group, Inc.

Name	Business Address	Present Principal Occupation and Name, Principal Business and Address of any Organization in which such Employment Is Conducted
Larry G. Swets	970 Lake Carillon Dr., Suite 318 St. Petersburg, Florida 33716

Chief Executive Officer and Director

FG Financial Group, Inc.

970 Lake Carillon Dr., Suite 318

St. Petersburg, Florida 33716

Chief Executive Officer and Director

GreenFirst Forest Products Inc.

1800 - 510 West Georgia Street

Vancouver, British Columbia V6B 0M3

GreenFirst Forest Products Inc. is a publicly traded company focused on investments in the global forest products industry.

President

Itasca Golf Managers, Inc.

105 South Maple Street

Itasca, Illinois 60143

Itasca Golf Managers, Inc. is a management services and advisory firm.

Managing Member

Itasca Financial LLC

105 South Maple Street

Itasca, Illinois 60143

Itasca Financial LLC is an advisory and investment firm.

Chief Executive Officer

FG New America Acquisition Corp.

105 South Maple Street

Itasca, Illinois 60143

FG New American Acquisition Corp. is a special purpose acquisition company.

John S. Hill	970 Lake Carillon Dr., Suite 318 St. Petersburg, Florida 33716	Executive Vice President, Chief Financial Officer and Secretary FG Financial Group, Inc. 970 Lake Carillon Dr., Suite 318 St. Petersburg, Florida 33716
Brian D. Bottjer	970 Lake Carillon Dr., Suite 318 St. Petersburg, Florida 33716	Senior Vice President and Controller FG Financial Group, Inc. 970 Lake Carillon Dr., Suite 318 St. Petersburg, Florida 33716

Identity and Background of Directors of FG Financial Group, Inc.

Name	Business Address	Present Principal Occupation and Name, Principal Business and Address of any Organization in which such Employment Is Conducted
D. Kyle Cerminara	108 Gateway Blvd, Suite 204 Mooresville, NC 28117	Chief Executive Officer, Co-Founder and Partner Fundamental Global Investors, LLC 108 Gateway Blvd, Suite 204 Mooresville, NC 28117
	105 South Maple Street, Itasca, IL, 60143	President FG New America Acquisition Corp. 105 South Maple Street Itasca, Illinois, 60143
Rita Hayes	970 Lake Carillon Dr., Suite 318 St. Petersburg, Florida 33716

Chair

Hayes International Advisors, LLC

180 Meeting Street, Suite 330

Charleston, South Carolina 29401

Hayes International Advisors counsels industry and institutional leaders on a range of economic, political and regulatory matters.

Name	Business Address	Present Principal Occupation and Name, Principal Business and Address of any Organization in which such Employment Is Conducted
E. Gray Payne	970 Lake Carillon Dr., Suite 318 St. Petersburg, Florida 33716	Director FG Financial Group, Inc. 970 Lake Carillon Dr., Suite 318 St. Petersburg, Florida 33716
Larry G. Swets, Jr.	See above.	See above.
Scott D. Wollney	970 Lake Carillon Dr., Suite 318 St. Petersburg, Florida 33716

President, Chief Executive Officer and Director

Atlas Financial Holdings, Inc.

953 American Lane, 3rd Floor

Schaumburg, Illinois 60173

Atlas Financial Holdings, Inc. is a specialty commercial automobile insurance company.

Dennis A. Wong	970 Lake Carillon Dr., Suite 318 St. Petersburg, Florida 33716

Owner and Consultant

Insurance Resolution Group

37301 N. Fox Hill Drive

Wadsworth, Illinois 60083

Insurance Resolution Group is a consulting firm focused on providing strategic advisory and financial consulting to domestic and international companies with insurance or insurance related operations.

Schedule B

Identity and Background of Executive Officers of Ballantyne Strong, Inc.:

Name	Business Address	Present Principal Occupation and Name, Principal Business and Address of any Organization in which such Employment Is Conducted
Mark D. Roberson	4201 Congress Street, Suite 175 Charlotte, North Carolina 28209	Chief Executive Officer Ballantyne Strong, Inc. 4201 Congress Street, Suite 175 Charlotte, North Carolina 28209
Todd R. Major	4201 Congress Street, Suite 175 Charlotte, North Carolina 28209	Chief Financial Officer Ballantyne Strong, Inc. 4201 Congress Street, Suite 175 Charlotte, North Carolina 28209
Ray F. Boegner	4201 Congress Street, Suite 175 Charlotte, North Carolina 28209	President of Strong Entertainment Ballantyne Strong, Inc. 4201 Congress Street, Suite 175 Charlotte, North Carolina 28209

Identity and Background of Directors of Ballantyne Strong, Inc.:

Name	Business Address	Present Principal Occupation and Name, Principal Business and Address of any Organization in which such Employment Is Conducted
D. Kyle Cerminara	4201 Congress Street, Suite 140 Charlotte, North Carolina 28209	Chief Executive Officer, Co-Founder and Partner Fundamental Global Investors, LLC 108 Gateway Blvd, Suite 204 Mooresville, NC 28117
	105 South Maple Street Itasca, Illinois, 60143	President FG New America Acquisition Corp. 105 South Maple Street Itasca, Illinois, 60143

William J. Gerber	4201 Congress Street, Suite 175 Charlotte, North Carolina 28209	Director Ballantyne Strong, Inc. 4201 Congress Street, Suite 175 Charlotte, North Carolina 28209
Charles T. Lanktree	4201 Congress Street, Suite 175 Charlotte, North Carolina 28209	Chief Executive Officer Eggland’s Best, LLC 70 East Swedesford Road, Suite 150 Malvern, Pennsylvania 19355 Eggland’s Best, LLC is a distributor of nationally branded eggs.
Robert J. Roschman	4201 Congress Street, Suite 175 Charlotte, North Carolina 28209	Investor/Self-Employed Roschman Enterprises 6300 NE 1st Avenue, Suite 300 Fort Lauderdale, Florida 33334 Roschman Enterprises is involved in real estate, property management and property development.
Ndamukong Suh	4201 Congress Street, Suite 175 Charlotte, North Carolina 28209	Professional Athlete; Independent Private Investor; Director Ballantyne Strong, Inc. 4201 Congress Street, Suite 175 Charlotte, North Carolina 28209